Exhibit 99.2

STAR BULK CARRIERS CORP. ANNOUNCES PRICING OF SECONDARY PUBLIC OFFERING OF 2,382,775 COMMON SHARES

ATHENS, GREECE, June 22, 2021 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK) today announced the pricing of a secondary public offering of 2,382,775 of the Company's common shares by OCM XL Holdings, L.P., which is a special purpose holding vehicle owned indirectly by certain funds and accounts managed by Oaktree Capital Management, L.P. (the "Selling Shareholder") at a price to the public of $22.00 per share.  The offering is expected to close on June 24, 2021, subject to customary conditions. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Following the offering, funds affiliated with Oaktree Capital Management, L.P. are expected to beneficially own approximately 25.42% of the Company's common shares. The Company is not selling any common shares and will not receive any proceeds from the sale of the Company's common shares by the Selling Shareholder.

Morgan Stanley is acting as book-running manager for the offering. The offering will be made only by means of a prospectus supplement and accompanying base prospectus related to the offering, copies of which may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein and there shall not be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the common stock was filed with the U.S. Securities and Exchange Commission and is effective.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Oslo, New York, Limassol and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". Star Bulk operates a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "would," "could," "should," "may," "forecasts," "potential," "continue," "possible" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; the impact of the expected discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus ("COVID-19"); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our operating expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") policies; general domestic and international political conditions or events, including "trade wars"; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential disruption of shipping routes due to accidents or political events; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com